
中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2003)421(JY)


03029781

1st September, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

SUPPL

03 SEP -8 AM 7:21

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with the Stock Exchange of Hong Kong Limited (the "HKSE") for the month ended 30th August, 2003 for your attention.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

dlw 9/8

..../page 2

香港花園道一號五十二樓　電話 Tel: (852) 2846 2700



Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道一號五十二樓 電話 Tel: (852) 2846 2700

024 (2002-02. 4,000) W.

Monthly Return On Movement of Listed Equity Securities

(For the month ended : 30th August 2003)

To: E-Business & Information Services of Hong Kong Exchanges and Clearing Ltd.
Fax No: 2521 7072

From: BOC Hong Kong (Holdings) Limited
(Name of Company)

Jason C. W. Yeung
(Name of Responsible Official)

Tel No: 2846 2700

Date: 1st September 2003

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

1. Ordinary shares: √
2. Preference shares:
3. Other classes of shares: please specify: ______
4. Warrants: please specify: ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ Other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	20,000,000,000	5.00	100,000,000,000
Increase/(Decrease) (EGM approval date): (______)	Nil	N/A	Nil
Balance at close of the month	20,000,000,000	5.00	100,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	10,572,780,266	Nil	Nil
Increase/(Decrease) during the month:	Nil	Nil	Nil
Balance at close of the month:	10,572,780,266	Nil	Nil

(D) Details of Movement

*Please delete and insert "N/A" wherever inapplicable

<table>
<tr><td>TYPE OF SECURITIES</td><td>SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH</td><td colspan="3">MOVEMENT DURING THE MONTH</td><td>SECURITIES IN ISSUE AT CLOSE OF THE MONTH</td><td>IN NO. OF NEW SHARES ARISING THEREFROM</td></tr>
<tr><td>SHARE OPTIONS*
Type</td><td>No. of Options</td><td>Granted</td><td>Exercised</td><td>Cancelled</td><td>No. of Options</td><td rowspan="7"></td></tr>
<tr><td>1. <u>Ordinary shares</u>
Exercise Price:
HK$
2. <u>Ordinary shares</u>
Exercise price:
HK$
3. <u>Ordinary shares</u>
Exercise Price:
HK$
4. <u>Ordinary shares</u>
Exercise price:
HK$</td><td>Nil</td><td></td><td></td><td></td><td>Nil</td></tr>
<tr><td>WARRANTS*
Date of Expiry</td><td>Nominal Value (HK$)</td><td colspan="3">Exercised (HK$)</td><td>Nominal Value (HK$)</td></tr>
<tr><td>1. ______
Subscription price:
HK$______
2. ______
Subscription price:
HK$______</td><td>Nil</td><td colspan="3"></td><td>Nil</td></tr>
<tr><td>CONVERTIBLES*
Class</td><td>Units</td><td colspan="3">Converted (Units)</td><td>Units</td></tr>
<tr><td>______
Convertible price:
HK$ ______</td><td>Nil</td><td colspan="3"></td><td>Nil</td></tr>
<tr><td>OTHER ISSUES OF SHARES*
Rights Issue
Placing
Bonus Issue
Scrip Dividend
Repurchase of share
Redemption of share
Consideration issue
Others
(Please specify)</td><td>
Price:
Price:

Price:
Price:</td><td colspan="3">
Issue and allotment Date:
Issue and allotment Date:
Issue and allotment Date:
Issue and allotment Date:
Cancellation Date:
Redemption Date:
Issue and allotment Date:
Issue and allotment Date:</td><td>

Nil</td><td></td></tr>
<tr><td colspan="6">Total No. of ordinary shares/preference shares/other classes of shares Increased/(decreased) during the month:</td><td>-</td></tr>
</table>

Remarks: ______________________

____

Authorised Signatory:



Name : Jason C. W. Yeung

Title : Company Secretary

Notes:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.